THE ALKALINE WATER COMPANY INC.
8541 E Anderson Drive, Suite 100/101,

Scottsdale, Arizona 85255

Tel: (480) 656-2423

February 11, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
USA

Dear Sirs/Mesdames:

Re: The Alkaline Water Company Inc. (the "Company") Registration Statement on Form S-3

Pursuant to Section 5.1 of National Instrument 71-101 The Multijurisdictional Disclosure System ("NI 71-101") of the Canadian Securities Administrators, we hereby notify the U.S. Securities and Exchange Commission (the "Commission") that the distribution (the "Distribution") is being made under the multijurisdictional disclosure system established by NI 71-101.

In connection with the Distribution, the Company is filing the registration statement on Form S-3 with the Commission and is also filing a preliminary MJDS prospectus (as defined in NI 71-101) in the Provinces of British Columbia, Alberta, Manitoba, Ontario and Saskatchewan.

The Company has determined that the principal jurisdiction in Canada is British Columbia and the British Columbia Securities Commission is the appropriate principal regulator.

Should you have any questions, please do not hesitate to contact the Company's legal counsel: Clark Wilson LLP, Attn: Virgil Z. Hlus, at (604) 891-7707.

Yours truly,

THE ALKALINE WATER COMPANY INC.

/s/ Richard A. Wright
Richard A. Wright
President, Chief Executive Officer and Director